Sandoe, Christian T.

From: edward_c_delk@vanguard.com

Sent: Thursday, December 06, 2007 11:26 AM

To: Sandoe, Christian T.

Subject: Acceleration Request for Vanguard Managed Payout Funds

I left a voicemail with you on Tuesday, December 4th, but thought it made sense to follow-up with an email to schedule a time to continue our discussion from last Friday concerning any issues or questions the Commission may have in connection with our request to accelerate the effective date of the Managed Payout Funds' filing to next Tuesday, December 11th. Please call or email your availability for today, tomorrow and/or Monday, although sooner would be better given the limited time remaining.

Edward C. Delk
Principal, Securities Regulation, Legal Department
The Vanguard Group, Inc.
Overnight Delivery: 100 Vanguard Boulevard, Malvern, PA 19355
Standard Delivery: P.O. Box 2600, V26, Valley Forge, PA 19482
Phone: 610-669-6893
Mobile: 610-755-2879
Fax: 610-669-6600
E-mail: edward_delk@vanguard.com
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